Detica

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

Our ref: 08-FIV100C242

28 July 2008

File no: 82-35012

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

21.07.08	Notification of Major interest in shares
22.07.08	Dealings by connected exempt principal traders
22.07.08	Dealings by persons with interests in securities representing 1% or more
22.07.08	Dealings by persons with interests in securities representing 1% or more
22.07.08	Correction to Rule 2.10 announcement
22.07.08	Rule 2.10 announcement
23.07.08	Dealings by persons with interests in securities representing 1% or more
23.07.08	Dealings by connected exempt principal traders
23.07.08	Dealings by persons with interests in securities representing 1% or more
23.07.08	Dealings by persons with interests in securities representing 1% or more
23.07.08	Rule 2.10 announcement
23.07.08	Dealings by persons with interests in securities representing 1% or more
24.07.08	Dealings by persons with interest in securities representing 1% or more
24.07.08	Dealings by persons with interest in securities representing 1% or more
24.07.08	Dealings by persons with interest in securities representing 1% or more

24.07.08	Dealings by persons with interest in securities representing 1% or more
24.07.08	Dealings by persons with interest in securities representing 1% or more
24.07.08	Rule 2.10 announcement
24.07.08	Dealings by persons with interest in securities representing 1% or more
24.07.08	Dealings by persons with interest in securities representing 1% or more
25.07.08	Dealings by persons with interest in securities representing 1% or more
25.07.08	Dealings by persons with interest in securities representing 1% or more
28.07.08	Rule 2.10 announcement
28.07.08	Recommended cash offer
28.07.08	Acquisition
28.07.08	Interim Management Statement
28.07.08	EPT Disclosure
28.07.08	Dealings by persons with interest in securities representing 1% or more
28.07.08	EPT Disclosure – amendment
28.07.08	Dealings by persons with interest in securities representing 1% or more
28.07.08	Dealings by persons with interest in securities representing 1% or more

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

Nicky Heywood

Company Secretarial Assistant

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Regulatory Announcement

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Company	Standard Life Inv.
TIDM	
Headline	Rule 8.3- DETICA
Released	14:19 28-Jul-08
Number	0272A14

RNS Number : 0272A
Standard Life Investments
28 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**GBP 0.02**
Date of dealing	**25/07/08**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,129,359	3.55		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,129,359	3.55		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	12,780	GBP 3.80
SELL	66,314	GBP 3.785

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28/07/08
Contact name	Michael Buhrtz
Telephone number	0131-550-6024
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	13:51 28-Jul-08
Number	0243A13

RNS Number : 0243A
BlackRock Group
28 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	2p ordinary shares
Date of dealing	25th July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	9,327,668	8.01%		
(2) Derivatives (other than options)	2,994,060	2.57%		
(3) Options and agreements to purchase/sell				
Total	12,321,728	10.58%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Short**

	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Short	150,000	GBP 3.7782

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28th July 2008
Contact name	Kai Chew
Telephone number	020 7743 2602
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	ABN AMRO BANK N.V.
TIDM	DCA
Headline	EPT Disclosure - Amendment
Released	11:41 28-Jul-08
Number	0728005501

ABN AMRO BANK N.V.

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

Amendment - Please note this disclosure replaces the disclosure issued on 24.07.2008 for date of dealing 23.07.2008 (RNS: 38090024A116). Total purchases were increased 10 shares to 110,233 in section 2a.*

1. KEY INFORMATION

Name of exempt principal trader	ABN AMRO BANK N.V. London Branch (Subsi N.V.)
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD GBP 0.02
Date of dealing	23 July 2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
110,233*	3.7803 GBP	3.7803 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price
107,609	3.8800 GBP	3.7700 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price :

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expi date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person di person relating to the voting rights of any relevant securities under any option form or relating to the voting rights or future acquisition or disposal of any r which any derivative referred to on this form is referenced. If none, this shoul·

Date of disclosure	28 July 2008
Contact name	Fraser Wyeth
Telephone number	(020) 7678 0480
Name of offeree/offeror with which connected	Detica Group Plc
Nature of connection (Note 6)	Corporate Broker/Fina:

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Regulatory Announcement

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Company	William Blair & Co
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	11:39 28-Jul-08
Number	9588Z11

RNS Number : 9588Z
William Blair & Company LLC
25 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	William Blair & Company, LLC
Company dealt in	Detica group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	2p Ordinary
Date of dealing	25 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant secu dealt in (Note 3)

	Long Number	(%)	Short Number	(

(1) Relevant securities	7,842,908	6.77%
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	7,842,908	6.77%

(b) Interests and short positions in relevant securities of the company, other than class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	('
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sales	176	380.5
Sales	323,163	380

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note !

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note :

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (] 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	25 July 2008

Contact name	Richard Smirl Carolyn Kaiser
Telephone number	Mr. Smirl = +1 312 364-8921 Ms. Kaiser = + 44 207 868 45
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	ABN AMRO BANK N.V.
TIDM	DCA
Headline	EPT Disclosure
Released	11:25 28-Jul-08
Number	0728005488

ABN AMRO BANK N.V.

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	ABN AMRO BANK N.V. London Branch (Subsi· N.V.)
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD GBP 0.02
Date of dealing	25 July 2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
1,250	3.7225 GBP	3.7225 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expi date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person di person relating to the voting rights of any relevant securities under any option form or relating to the voting rights or future acquisition or disposal of any r which any derivative referred to on this form is referenced. If none, this shoul·

Date of disclosure	28 July 2008
Contact name	Antonio Gagliostro
Telephone number	(020) 7678 5898
Name of offeree/offeror with which connected	Detica Group Plc
Nature of connection (Note 6)	Corporate Broker/Fina

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Regulatory Announcement

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Company	Detica Group Plc
TIDM	DCA
Headline	Interim Management Statement
Released	07:00 28-Jul-08
Number	9715Z07

RNS Number : 9715Z
Detica Group Plc
28 July 2008

28 July 2008

Detica Group plc

Interim Management Statement

Detica Group plc ("Detica" or "the Group"), the specialist business and technology consultancy, today publishes its Interim Management Statement for the period from 1 April 2008 to 25 July 2008.

Current trading update

The current financial year has started well with the Group performing in-line with the Board's expectations. Group revenue for the first quarter to 30 June 2008 grew by 14% compared with the same period last year and is wholly organic. This compares favourably with the 8% organic growth recorded in the year ended 31 March 2008.

Our UK Government business continues to perform very well and the market remains buoyant. Growth in this business has continued to accelerate in the first quarter and was substantially ahead of the 23% recorded in the second half of last year. In our US Government business, we are seeing good progress with healthy organic growth and a sales pipeline that continues to

strengthen with growing interest from US clients in UK capability.

In Telecoms, Media and Technology, growth has followed the positive trends we saw in the second half of last year. However, as previously announced, our Financial Services business is operating in a difficult global environment and revenue in the first quarter was lower than in the fourth quarter of last year. We have, however, been able to redeploy staff to the other fast-growing parts of our business.

Financial position

There have been no significant changes in the financial position of the Group and Detica's balance sheet remains robust with net debt of £7.9 million at 30 June 2008 (30 June 2007: £20.3 million of net debt; 31 March 2008: £11.1 million of net debt).

Group outlook

Detica has a broad portfolio of revenue streams and we continue to see healthy demand for our services across most of these.
In particular the strong demand in our Government markets has more than offset the continuing weakness in our Financial Services unit. As a result, the outlook for the Group remains good and the Board's expectations for the current financial year remain unchanged.

For further information, please contact:

Financial Dynamics	020 7831 3113
Edward Bridges	
Matt Dixon	
Erwan Gouraud	

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Regulatory Announcement

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Company	BAE SYSTEMS PLC
TIDM	BA.
Headline	Acquisition
Released	07:00 28-Jul-08
Number	9718Z07

RNS Number : 9718Z
BAE SYSTEMS PLC
28 July 2008

BAE Systems - proposed acquisition of Detica Group plc

28 July 2008

BAE Systems has today announced a recommended offer to acquire Detica Group plc (Detica), a provider of information management capabilities to the National Security and Resilience (NS&R) sector. The offer to acquire the entire issued share capital of Detica for 440 pence per share in cash values the business at approximately £538 million including assumed net debt.

For the twelve month period ended 31 March 2008, Detica generated EBITA (before exceptional items) of approximately £27 million on sales of approximately £203 million. Detica employs approximately 1,500 people.

Detica is a high growth business. The company has achieved compound annual growth of 39 per cent. and 25 per cent. in revenues and diluted adjusted earnings per share, respectively, over the past five years.

BAE Systems has identified NS&R as an evolving and growing sector benefiting from increasing priority government attention. A strategic objective of BAE Systems is to establish security businesses in its home markets. While BAE Systems has been developing plans for substantial organic investment to pursue growth NS&R opportunities

in these markets, the proposed acquisition of Detica provides an economically attractive and accelerated implementation of its strategy to address these opportunities.

BAE Systems expects the historically fragmented NS&R sector to consolidate and grow as customers' requirements evolve around more integrated information management solutions. The combination of Detica's well established customer relationships and technical capabilities together with BAE Systems' system integration capabilities will result in a depth of financial and technical capability to address growth opportunities and better serve customers in the NS&R sector.

BAE Systems expects the accessible NS&R sector in the UK to double to over £3bn by 2011. In addition, BAE Systems' broad geographic footprint provides substantial opportunities to grow NS&R business across its other home markets. In particular, BAE Systems' existing activities and structure will provide a platform to apply Detica's capabilities into the US Homeland Security market.

The business combination is expected to benefit from strong growth, consistent with the anticipated growth in the sector, and from cost synergies including benefits from more efficient internal investment. These benefits are expected to enable the acquisition to achieve a return in excess of our cost of capital in the third full-year following completion.

It is BAE Systems' intention to finance the transaction from existing cash resources.

The offer of 440 pence per share represents a premium of approximately 57 per cent. relative to the closing price of 281 pence per Detica share on 17 July 2008 (being the last business day prior to the announcement by Detica that it had received a preliminary approach which may or may not lead to an offer being made for Detica) and a multiple of approximately 34.1 times Detica's diluted earnings per share of 12.9 pence for the year ended 31 March 2008.

Under the terms of the proposed transaction Detica shareholders will remain entitled to receive the proposed final dividend in respect of the year ended 31 March 2008 of 2.5 pence per share, which was announced on 2 June 2008 and which, subject to it being approved by Detica shareholders at the Detica Annual General Meeting, will be payable on 8 August 2008.

The offer is subject to sufficient acceptances being received from Detica shareholders and is conditional upon certain regulatory clearances.

The proposed transaction is expected to complete later this year.

Issued by:
BAE Systems plc

London

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	BAE SYSTEMS PLC
TIDM	BA.
Headline	Recommended Cash Offer
Released	07:00 28-Jul-08
Number	9716Z07

RNS Number : 9716Z
BAE SYSTEMS PLC
28 July 2008

OFFER FOR DETICA GROUP PLC

Not for release, publication or distribution in or into Canada, Australia and Japan or any other jurisdiction where it would be unlawful to do so

28 July 2008

BAE Systems plc ("BAE Systems")

Recommended cash offer for Detica Group plc ("Detica")

Summary

- The boards of directors of BAE Systems and Detica announce that they have reached agreement on the terms of a recommended cash offer for the entire issued and to be issued share capital of Detica, to be made by a wholly-owned subsidiary of BAE Systems.

- Detica is a specialist business and technology consultancy, which focuses on information intensive areas of security and resilience, fraud containment, risk management, regulatory compliance and customer management, for government and commercial customers. The acquisition will assist BAE Systems to implement its strategy of progressing development of its security business in its home markets.

- The Offer will be 440 pence in cash for each Detica Share

and values Detica's entire issued and to be issued share capital at approximately £531 million.

- The Offer Price represents:

    - a premium of approximately 57 per cent. to the closing price of 281 pence per Detica share on 17 July 2008, being the last business day prior to the announcement by Detica that it had received a preliminary approach which may or may not lead to an offer being made for Detica;

    - a premium of approximately 66 per cent. to the volume weighted average price of approximately 265 pence per Detica share for the one month period to 17 July 2008;

    - a premium of approximately 70 per cent. to the volume weighted average price of approximately 259 pence per Detica share for the six month period to 17 July 2008; and

    - a multiple of approximately 34.1x Detica's diluted earnings per share of 12.9 pence for the year ended 31 March 2008.

- In addition, Detica Shareholders will be entitled to receive the proposed final dividend of 2.5 pence per share in respect of the year ended 31 March 2008 which, subject to it being approved by Detica Shareholders at the Detica Annual General Meeting on 31 July 2008, will be paid on 8 August 2008 to those Detica Shareholders on the register at close of business on 11 July 2008.

- The Directors of Detica intend unanimously to recommend that Detica Shareholders accept the Offer, as they have irrevocably undertaken to do in respect of their own beneficial shareholdings of Detica Shares (representing approximately 6.15 per cent. of the issued share capital of Detica).

Commenting on the Offer, Ian King, Chief Operating Officer - UK/Rest of World of BAE Systems said:

"This acquisition will combine Detica's well established customer relationships and technical capabilities together with our system integration capabilities. This will result in a depth of financial and

technical capability to address growth opportunities and better serve customers. In addition, our broad geographic footprint provides substantial opportunities to grow a national security and resilience business across our other home markets, and our existing activities and structure will provide a platform for us to apply Detica's capabilities into the US Homeland Security market."

Commenting on the Offer, Tom Black, Chief Executive Officer of Detica said:

"Detica has had an enviable trading record since its incorporation in 1977 and has established itself as the pre-eminent consulting provider servicing the counter-threat agenda in the UK and is increasingly doing so in the US. Detica has also been able to leverage successfully its expertise into commercial markets through a keen focus on the information-intensive areas of security and resilience, fraud containment, risk management, regulatory compliance and customer management. Detica is a strong group, uniquely positioned: something which BAE Systems recognises and understands.

This strategic success is reflected in the strong financial performance of the Detica Group, which has seen us deliver compound annual growth of 39 per cent. and 25 per cent. in revenues and diluted adjusted earnings per share, respectively, over the five year period ended 31 March 2008.

As a board we believe that the prospects for the further development of the business under the ownership of BAE Systems will be attractive for our customers and employees. Backed by BAE Systems' strong balance sheet, we expect to be able to generate continued growth in our core business and gain further critical mass in newer markets such as the US."

Chris Conway, non-executive chairman of Detica, added:

"Detica has considered BAE Systems' proposal against the background of its strong financial performance. We intend to recommend this Offer as we believe it delivers compelling value and certainty to Detica Shareholders. The acquisition of Detica will transform completely BAE Systems' position in the national security and resilience sector and, as a result, Detica's operations will be the focus of substantial investment. Consequently, the Board is able to recommend this Offer not only to shareholders but also to Detica's wider stakeholder community."

This summary should be read in conjunction with the attached announcement.

Enquiries

BAE Systems - 01252 383 914

Andrew Wrathall, Investor Relations Director
Lindsay Walls, Head of Media Relations - Corporate and Financial

Deutsche Bank (financial adviser to BAE Systems) - 020 7545 8000

Anthony Parsons
Charles Bryant
Omar Faruqui

UBS (corporate broker to BAE Systems) - 020 7568 0000

Philip Shelley
Chris Smith

Detica - 01483 816 000

Tom Black, Chief Executive
Mandy Gradden, Finance Director

RBS Hoare Govett (financial adviser and broker to Detica) - 020 7678 8000

Stephen Bowler
Alexander Garton
Nicholas Haag

Ernst & Young (Rule 3 adviser to Detica) - 020 7951 2000

Tim Medak
Mark Harrison

Financial Dynamics (public relations adviser to Detica) - 020 7831 3113

Edward Bridges
Matt Dixon

This announcement does not constitute an offer or invitation to purchase any securities. The Offer will be made solely by means of the Offer Document and the acceptance forms accompanying the Offer Document, which will contain the full terms and conditions of the Offer including details of how it may be accepted.

Deutsche Bank is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank is acting for BAE Systems and no one else in connection with the Offer and will not be responsible to anyone other than BAE Systems for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Offer.

UBS Limited is acting as sole corporate broker to BAE Systems and no-one else in connection with the Offer and will not be responsible to any person other than BAE Systems for providing the protections afforded to clients of UBS Limited nor for providing advice in relation to the Offer, the contents of this document or any transaction, arrangement or other matter referred to herein.

RBS Hoare Govett Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Detica and no one else in connection with the Offer and will not be responsible to anyone other than Detica for providing the protections afforded to its clients nor for providing advice in relation to the Offer nor any other matter referred to herein.

Ernst & Young, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Detica as the independent financial adviser to Detica for the purposes of providing independent advice to the directors of Detica on the Offer under Rule 3 of the City Code and no one else in connection with the Offer and will not be responsible to anyone other than Detica for providing the protections afforded to clients of Ernst & Young nor for providing advice in relation to the Offer or any other matters referred to in this announcement.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements.

The availability of the Offer to Detica Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Offer is not being made in or into, and is not capable of acceptance in or from, any Restricted Jurisdiction. Persons receiving this announcement and all documents relating to the Offer, including custodians, nominees and trustees should observe these restrictions and should not send or distribute documents in, from or into such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

Notice to US holders of Detica Shares

The Offer is being made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. The financial information included in this document has been prepared in accordance with accounting standards applicable in the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the United States pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a US holder of Detica Shares may be a taxable transaction for US federal income tax purposes and under applicable state and local, as well as foreign and other tax laws. Each holder of Detica Shares is urged to consult his independent professional advisor immediately regarding the tax consequences of acceptance of the Offer.

It may be difficult for US holders of Detica Shares to enforce their rights and any claim arising out of the US federal securities laws, since BAE Systems and Detica are located in a non-US country, and some or all of their officers and directors may be residents of a non-US country. US holders of Detica Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice and pursuant to exemptive relief from the US Securities and Exchange Commission, BAE Systems or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Detica Shares outside the United States, other than pursuant to the

Offer, before or during the period in which the Offer remains open for acceptance. Also, in accordance with Rule 14e-5(b) of the US Exchange Act, Deutsche Bank and UBS will continue to act as exempt market makers in Detica Shares on the London Stock Exchange. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service of the UK Listing Authority and will be available on the London Stock Exchange website, www.londonstockexchange.com.

Forward Looking Statements

This document includes certain "forward-looking statements". These statements are based on the current expectations of the management of Detica and BAE Systems (as the case may be) and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein may include statements about the expected effects on Detica or BAE Systems of the Offer, the expected timing and scope of the Offer, strategic options and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words "targets", "plans" "believes", "expects", "aims", "intends", "will", "may", "anticipates", "estimates", "projects" or, words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of BAE Systems' or Detica's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on BAE Systems' or Detica's business. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the conditions to the Offer, as well as additional factors, such as changes in economic conditions, changes in the level of capital investment, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither Detica nor BAE Systems undertakes any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent

legally required.

This summary should be read in conjunction with the full text of this announcement. Appendix 1 to this announcement contains the conditions to, and certain further terms of, the Offer. Appendix 2 to this announcement contains further details of the sources of information and bases of calculations set out in this announcement, Appendix 3 contains a summary of the irrevocable undertakings given by the Directors of Detica and Appendix 4 contains definitions of certain expressions used in this summary and in this announcement.

Not for release, publication or distribution in or into Canada, Australia and Japan or any other jurisdiction where it would be unlawful to do so

28 July 2008

BAE Systems plc ("BAE Systems")

Recommended cash offer for Detica Group plc ("Detica")

1. **Introduction**

The boards of directors of BAE Systems and Detica announce that they have reached agreement on the terms of a recommended cash offer, to be made by a wholly-owned subsidiary of BAE Systems, to acquire the whole of the issued and to be issued share capital of Detica which, at the time the Offer is made, is not already held by the wholly-owned subsidiary of BAE Systems or any of its Associates.

2. **The Offer**

The Offer, which will be subject to the conditions and further terms set out in Appendix 1 and to be set out in the Offer Document, will be made on the following basis:

for each Detica Share	**440 pence in cash**

The Offer Price represents:

- a premium of approximately 57 per cent. to the closing price of 281 pence per Detica share on 17 July 2008, being the last business day prior to the announcement by Detica that it had received a preliminary approach which may or may not lead

to an offer being made for Detica;

- a premium of approximately 66 per cent. to the volume weighted average price of approximately 265 pence per Detica share for the one month period to 17 July 2008;
- a premium of approximately 70 per cent. to the volume weighted average price of approximately 259 pence per Detica share for the six month period to 17 July 2008; and
- a multiple of approximately 34.1x Detica's diluted earnings per share of 12.9 pence for the year ended 31 March 2008.

The Offer values Detica's entire issued and to be issued share capital at approximately £531 million.

In addition, Detica Shareholders will be entitled to receive the proposed final dividend of 2.5 pence per share in respect of the year ended 31 March 2008 which, subject to it being approved by Detica Shareholders at the Detica Annual General Meeting on 31 July 2008, will be paid on 8 August 2008 to those Detica Shareholders on the register at close of business on 11 July 2008.

3. **Irrevocable Undertakings**

BAE Systems has received irrevocable undertakings to accept the Offer from the Directors of Detica in respect of their entire holdings amounting to, in aggregate, 7,162,397 Detica Shares, representing approximately 6.15 per cent of Detica's existing issued share capital. The undertakings from the Directors of Detica will remain binding in the event that a higher competing offer for Detica is made and will cease to be binding only if the Offer lapses or is withdrawn.

Further details of these irrevocable undertakings are set out in Appendix 3 to this announcement.

4. **Information relating to BAE Systems**

BAE Systems is the premier global defence and aerospace company delivering a full range of products and services for air, land and naval forces, as well as advanced electronics, information technology solutions and customer support services. With approximately 100,000 employees worldwide, BAE Systems' sales exceeded £15.7 billion in 2007.

BAE Systems' ordinary shares are traded on the London Stock Exchange. Based on the closing middle-market price of 445.25 pence per BAE Systems share on 25 July 2008 (the last business day prior to the date of this announcement), BAE Systems has a market

capitalisation of approximately £15.7 billion.

For the year ended 31 December 2007, BAE Systems reported turnover of £15,710 million (2006: £13,765 million), profit before tax of £1,235 million (2006: £859 million). As at 31 December 2007, BAE Systems had net assets of £6,002 million (2006: £4,134 million).

5. Information relating to Detica

Incorporated in 1977, Detica is a specialist business and technology consultancy, which focuses on information intensive areas of security and resilience, fraud containment, risk management, regulatory compliance and customer management, for government and commercial customers.

Detica was admitted to the Official List in 2002 and since then has grown successfully, delivering strong results for its shareholders. In the year ended 31 March 2008, Detica reported revenues of £203.2 million, generated adjusted operating profit of £27.0 million and adjusted profit before taxation of £25.4 million. Detica reported net assets of £84.8 million as at 31 March 2008.

In recent years, Detica's business strategy has been to become the pre-eminent consulting provider servicing the counter-threat agenda in both the UK and the US. The Board's success in executing this strategy is reflected in both the strong financial performance of the Detica Group and its highly regarded reputation within the market.

Detica's services focus on the information-intensive areas of security and resilience, fraud containment, risk management, regulatory compliance and customer management. In these areas, Detica delivers a broad range of services including strategy formulation, people and process change, and the delivery and support of technology solutions. From its roots in national security, Detica has built in-depth experience and domain expertise in government, financial services and telecoms, and now operates in two divisions: Government and Commercial.

Based in the UK, Detica has a presence in continental Europe and the US in global financial markets, and a growing US position in homeland security. The Detica Group currently employs over 1,500 people.

6. Background to and reasons for the Offer

BAE Systems has identified the national security and resilience (NS&R) sector as an evolving and growing sector benefiting from

increasing priority government attention. A strategic objective of BAE Systems is to establish security businesses in its home markets. While BAE Systems has been developing plans for substantial organic investment to pursue growth NS&R opportunities in these markets, the proposed acquisition of Detica provides an economically attractive and accelerated implementation of its strategy to address these opportunities.

BAE Systems expects the historically fragmented NS&R sector to consolidate and grow as customers' requirements evolve around more integrated information management solutions. The combination of Detica's well established customer relationships and technical capabilities together with BAE Systems' system integration capabilities will result in a depth of financial and technical capability to address growth opportunities and better serve customers in the NS&R sector.

BAE Systems expects the accessible NS&R sector in the UK to double to over £3 billion by 2011. In addition BAE Systems' broad geographic footprint provides substantial opportunities to grow NS&R business across its other home markets. In particular, BAE Systems' existing activities and structure will provide a platform for Detica to apply its capabilities into the US Homeland Security market.

The business combination is expected to benefit from strong growth, consistent with the anticipated growth in the sector, and from cost synergies including benefits from more efficient internal investment. BAE Systems believes these benefits will enable the acquisition to achieve a return in excess of BAE Systems' cost of capital in the third full-year following completion.

7. **Background to and reasons for the recommendation**

Detica's business strategy has been to become the pre-eminent consulting provider servicing the counter-threat agenda in both the UK and the US. Detica has pursued this strategy through strong organic growth in key target markets stimulated by the development of world class intellectual property and supported by high quality acquisitions that deliver access to new markets or provide specific skills and expertise.

As a result of its success in executing this strategy, the Detica Group has delivered compound annual growth of 39 per cent. and 25 per cent. in revenues and adjusted diluted earnings per share, respectively, over the five year period ended 31 March 2008. This growth in the business has been predominantly organic, supplemented by acquisitions including, most recently, those of DFI

in 2007 and m.a.partners in 2006.

Current Trading and Outlook

The current financial year has started well with the Detica Group performing in line with the Board's expectations. Detica Group revenue for the first quarter to 30 June 2008 grew by 14 per cent. compared with the same period last year and is wholly organic. This compares favourably with the 8 per cent. organic growth recorded in the year ended 31 March 2008.

Detica's UK Government business continues to perform very well and the market remains buoyant. Growth in this business has continued to accelerate in the first quarter and was substantially ahead of the 23 per cent. recorded in the second half of last year. Detica's US Government business is seeing good progress with healthy organic growth and a sales pipeline that continues to strengthen with growing interest from US clients in UK capability.

In Detica's Telecoms, Media and Technology business, growth has followed the positive trends seen in the second half of last year. However, the Financial Services business is operating in a difficult global environment and revenue in the first quarter was lower than in the fourth quarter of last year. Detica has, however, been able to redeploy staff to the other fast-growing parts of its business.

Detica has a broad portfolio of revenue streams and continues to see healthy demand for its services across most of these. In particular the strong demand in its Government markets has more than offset the continuing weakness in the Financial Services unit. As a result, the outlook for the Detica Group remains good and the Board's expectations for the current financial year remain unchanged.

The Offer

Notwithstanding the Directors' confidence in the prospects for the Detica Group, the approach by BAE Systems and level of the Offer is such that the Directors believe it provides Detica Shareholders with certainty of value at an attractive level, which reflects both the quality of the Detica business and its standing in its markets, and that Detica Shareholders should have the opportunity to realise their investment in Detica. In addition, the Directors also recognise the benefits and enhanced opportunities available to Detica and its employees as part of the enlarged group since it will have increased resources to compete more fully and will benefit from the significant international footprint that BAE Systems will bring.

The Offer represents a premium of approximately 57 per cent. to the

Detica closing price of 281 pence on 17 July 2008, being the last business day prior to the announcement by Detica that it had received a preliminary approach which may or may not lead to an offer being made for Detica; approximately 66 per cent. to the volume weighted average closing price of approximately 265 pence per Detica share for the one month period to 17 July 2008; and approximately 70 per cent. to the volume weighted average closing price of approximately 259 pence per Detica share for the six month period to 17 July 2008.

8. Recommendation

The Directors of Detica, who have been so advised by RBS Hoare Govett and Ernst & Young, consider the terms of the Offer to be fair and reasonable. In providing their advice, RBS Hoare Govett and Ernst & Young have taken into account the commercial assessments of the Directors of Detica. Ernst & Young is acting as the independent financial adviser to Detica for the purposes of providing independent advice to the Directors of Detica on the Offer under Rule 3 of the Takeover Code.

Accordingly, the Directors of Detica intend unanimously to recommend that Detica Shareholders accept the Offer, as they have irrevocably undertaken to do in respect of their own beneficial shareholdings of Detica Shares (representing approximately 6.15 per cent. of the issued share capital of Detica). Further details of these undertakings are set out in Appendix 3.

9. Financing of the Offer

The cash consideration payable by BAE Systems under the terms of the Offer will be funded from BAE Systems' existing cash resources.

Deutsche Bank confirms that it is satisfied that resources are available to BAE Systems to satisfy full acceptance of the Offer.

10. Management and employees

BAE Systems attaches great importance to the skills and experience of the existing management and employees of Detica. Accordingly, BAE Systems has given assurances to the Board of Detica that the existing rights of employees of Detica, including pension rights, will be fully safeguarded. In addition, as BAE Systems intends that Detica will lead its growth into the NS&R sector, BAE Systems will make available an enhanced range of capabilities, increased geographic footprint and investment. The potential opportunities for Detica's management and staff should therefore be considerable and the Detica Chief Executive, Tom Black, has confirmed he intends to remain to lead the next phase of Detica's growth.

11. **Detica Share Schemes**

The Offer will extend to any Detica Shares which are unconditionally allotted or issued on or before the date on which the Offer closes as a result of the exercise of options granted under the Detica Share Schemes.

To the extent that such options are not exercised, and if the Offer becomes or is declared unconditional in all respects, it is intended that appropriate proposals will be made to holders of options under the Detica Share Schemes.

12. **Disclosure of interests in Detica relevant securities**

As at close of business on 24 July 2008, being the latest practicable date prior to this announcement, save as disclosed below, neither BAE Systems (nor any of its directors) nor any other member of the BAE Systems Group, nor, so far as BAE Systems is aware and save as described below, any person deemed or presumed by the Panel to be acting in concert with BAE Systems, owns or controls, or has borrowed or lent, any Detica Shares or any securities convertible or exchangeable into Detica Shares (including pursuant to any long exposure, whether conditional or absolute, to changes in the prices of securities) or any rights to subscribe for or purchase the same, or holds any options (including traded options) in respect of, or has any option to acquire, any Detica Shares or has entered into any derivatives referenced to, Detica Shares (**Relevant Detica Securities**) which remain outstanding, nor does any such person hold any short positions in relation to Relevant Detica Securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery, nor does any such person have any arrangement in relation to Relevant Detica Securities. An "arrangement" also includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to Relevant Detica Securities which may be an inducement to deal or refrain from dealing in such securities.

As at close of business on 24 July 2008, being the latest practicable date prior to this announcement:

Party	Nature of interest in Detica Shares	Number of Detica Shares
Deutsche Bank	Short	28,308

In view of the requirement for confidentiality, BAE Systems has not made any enquiries in this respect of certain parties who may be

deemed by the Panel to be acting in concert with it for the purposes of the Offer.

13. **Break Fee and Implementation Agreement**

BAE Systems and Detica have entered into an Implementation Agreement which contains, amongst other things, certain obligations and commitments in relation to the implementation of the Offer. The Implementation Agreement also contains a break fee arrangement and a non-solicitation undertaking. A brief summary of these is set out below.

Break fee

Detica has agreed that it will pay to BAE Systems a break fee of one per cent. of the total consideration payable under the Offer, by way of compensation, if after this announcement is released:

(a) the Directors (or any committee thereof) withdraw, qualify or adversely modify for whatever reason the terms of their recommendation of the Offer (which shall include, for these purposes, the Directors not recommending the Offer in accordance, and on terms which are consistent, with their intentions as stated in paragraph 8 of this announcement) (each a ***Recommendation Change***) or, prior to a Recommendation Change, recommend a Competing Proposal; or

(b) the Offer subsequently lapses or is withdrawn or (with the consent of the Panel) is not made and before that time any Competing Proposal(s) is/are announced (in each case, whether or not on a pre-conditional basis and whether pursuant to Rule 2.4 of the Code, Rule 2.5 of the Code or otherwise), and any of such Competing Proposals subsequently becomes effective, becomes or is declared unconditional in all respects or is otherwise completed.

Nothing in the Implementation Agreement obliges Detica to pay an amount in excess of that which would be permitted by law or that which the Panel determines would be permitted by Rule 21.2 of the Code.

Non-solicitation

Detica has agreed and undertaken to BAE Systems that:

(a) Detica shall not, and shall procure that no Detica Connected Person shall, directly or indirectly, solicit, initiate,

encourage or otherwise seek to procure any Competing Proposal;

(b) except as necessary to comply (having taken external legal advice) with the fiduciary duties of the Directors, Detica shall not, and shall procure that no Detica Connected Person shall, directly or indirectly, disclose information to any third party in connection with a possible Competing Proposal other than (i) pursuant to Rule 20.2 of the Code or (ii) where such information is also provided to BAE Systems at the same time or as soon as reasonably practicable thereafter; and

(c) Detica shall immediately notify BAE Systems of the fact of any request received under Rule 20.2 of the Code.

Detica has also agreed to notify BAE Systems in writing if, after the date of the Implementation Agreement, it or any Detica Connected Person (i) receives any approach in relation to any proposal that could become a Competing Proposal, or (ii) provides information to a third party in connection with any proposal that could become a Competing Proposal, in each case as soon as practicable and in any event on the same day that any approach is received or (as the case may be) information is provided.

14. **Delisting, compulsory acquisition and re-registration**

If the Offer becomes or is declared unconditional in all respects, and acceptances are received from Detica Shareholders who hold at least 75 per cent. of the voting rights attaching to the Detica Shares, BAE Systems intends to procure that Detica will make an application for the cancellation of the listing of the Detica Shares on the Official List and for the cancellation of trading of the Detica Shares on the London Stock Exchange's market for listed securities.

It is anticipated that the cancellation of listing on the Official List and admission to trading on the London Stock Exchange will take effect no earlier than 20 business days after either (i) BAE Systems has acquired or agreed to acquire 75 per cent. of the voting rights attaching to the Detica Shares or (ii) the first date of issue of compulsory acquisition notices under Part 28 of the 2006 Act, as applicable. BAE Systems will notify Detica Shareholders when the required 75 per cent. has been attained and confirm that the notice period has commenced and the anticipated date of cancellation. The cancellation of the listing would significantly reduce the liquidity and marketability of any Detica Shares in respect of which the Offer has not been accepted at that time.

If BAE Systems receives acceptances under the Offer in respect of, or otherwise acquires, 90 per cent. or more of the Detica Shares to which the Offer relates, BAE Systems will exercise its rights pursuant to sections 974 to 991 of the Companies Act 2006 to acquire compulsorily the remaining Detica Shares in respect of which the Offer has not been accepted.

It is also intended that, following the Offer becoming or being declared unconditional, Detica will be re-registered as a private company under the relevant provisions of the Companies Act.

15. **General**

The Offer Document will be posted to Detica Shareholders as soon as practicable and in any event (save with the consent of the Panel) within 28 days of this announcement.

The Offer will be subject to the conditions set out in Appendix 1. The bases and sources of certain financial information contained in this announcement are set out in Appendix 2. Certain terms used in this announcement are defined in Appendix 3.

16. **Enquiries**

BAE Systems - 01252 383 914

Andrew Wrathall, Investor Relations Director
Lindsay Walls, Head of Media Relations - Corporate and Financial

Deutsche Bank (financial adviser to BAE Systems) - 020 7545 8000

Anthony Parsons
Charles Bryant
Omar Faruqui

UBS (corporate broker to BAE Systems) - 020 7568 0000

Philip Shelley
Chris Smith

Detica - 01483 816 000

Tom Black, Chief Executive
Mandy Gradden, Finance Director

RBS Hoare Govett (financial adviser and broker to Detica) - 020 7678 8000

Stephen Bowler
Alexander Garton
Nicholas Haag

Ernst & Young (Rule 3 adviser to Detica) - 020 7951 2000

Tim Medak
Mark Harrison

Financial Dynamics (public relations adviser to Detica) - 020 7831 3113

Edward Bridges
Matt Dixon

This announcement does not constitute an offer or an invitation to purchase any securities. The Offer will be made solely by means of the Offer Document and the acceptance forms accompanying the Offer Document, which will contain the full terms and conditions of the Offer including details of how it may be accepted.

Deutsche Bank is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank is acting for BAE Systems and no one else in connection with the Offer and will not be responsible to anyone other than BAE Systems for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Offer.

UBS Limited is acting as sole corporate broker to BAE Systems and no-one else in connection with the Offer and will not be responsible to any person other than BAE Systems for providing the protections afforded to clients of UBS Limited nor for providing advice in relation to the Offer, the contents of this document or any transaction, arrangement or other matter referred to herein.

RBS Hoare Govett Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Detica and no one else in connection with the Offer and will not be responsible to anyone other than Detica for providing the protections afforded to its clients nor for providing advice in relation to the Offer nor any other matter referred to herein.

Ernst & Young, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Detica as the independent financial adviser to Detica for the purposes of providing independent advice to the directors of Detica

on the Offer under Rule 3 of the City Code and no one else in connection with the Offer and will not be responsible to anyone other than Detica for providing the protections afforded to clients of Ernst & Young nor for providing advice in relation to the Offer or any other matters referred to in this announcement.

The availability of the Offer to Detica Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Offer is not being made in or into, and is not capable of acceptance in or from any Restricted Jurisdiction. Persons receiving this announcement and all documents relating to the Offer, including custodians, nominees and trustees, should observe these restrictions and should not send or distribute documents in, from or into such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

The Offer will not be made, directly or indirectly, in or into and will not be capable of acceptance in or from a Restricted Jurisdiction. In addition, it is not currently intended that the Offer will be made, directly or indirectly, in or into, or by use of mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States and it is not currently intended that the Offer will be capable of acceptance by any such use, means, instrumentality or facility or from within the United States. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into or from a Restricted Jurisdiction. Custodians, nominees and trustees should observe these restrictions and should not send or distribute the announcement in or into a Restricted Jurisdiction.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Detica, all "dealings" in any "relevant securities" of Detica, (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer

period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Detica, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Detica by BAE Systems or Detica, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.
"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129; fax +44 (0) 20 7236 7013.
Notice to US holders of Detica Shares

The Offer is being made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. The financial information included in this document has been prepared in accordance with accounting standards applicable in the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the United States pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a US holder of Detica Shares may be a taxable transaction for US federal income tax

purposes and under applicable state and local, as well as foreign and other tax laws. Each holder of Detica Shares is urged to consult his independent professional advisor immediately regarding the tax consequences of acceptance of the Offer.

It may be difficult for US holders of Detica Shares to enforce their rights and any claim arising out of the US federal securities laws, since BAE Systems and Detica are located in a non-US country, and some or all of their officers and directors may be residents of a non-US country. US holders of Detica Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice and pursuant to exemptive relief from the US Securities and Exchange Commission, BAE Systems or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Detica Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. Also, in accordance with Rule 14e-5(b) of the US Exchange Act, Deutsche Bank and UBS will continue to act as exempt market makers in Detica Shares on the London Stock Exchange. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service of the UK Listing Authority and will be available on the London Stock Exchange website, www.londonstockexchange.com.

Forward Looking Statements

This document includes certain "forward-looking statements". These statements are based on the current expectations of the management of Detica and BAE Systems (as the case may be) and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein may include statements about the expected effects on Detica or BAE Systems of the Offer, the expected timing and scope of the Offer, strategic options and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words "targets", "plans" "believes", "expects", "aims", "intends", "will", "may", "anticipates", "estimates", "projects" or, words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness,

financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of BAE Systems' or Detica's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on BAE Systems' or Detica's business. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the conditions to the Offer, as well as additional factors, such as changes in economic conditions, changes in the level of capital investment, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither Detica nor BAE Systems undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

This summary should be read in conjunction with the full text of this announcement. Appendix 1 to this announcement contains the conditions to, and certain further terms of, the Offer. Appendix 2 to this announcement contains further details of the sources of information and bases of calculations set out in this announcement, Appendix 3 contains a summary of the irrevocable undertakings given by the Directors of Detica and Appendix 4 contains definitions of certain expressions used in this summary and in this announcement.

APPENDIX 1

CONDITIONS AND CERTAIN FURTHER TERMS OF THE OFFER

1. CONDITIONS OF THE OFFER

The Offer will be subject to the following conditions:

(a) valid acceptances having been received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on the first closing date of the Offer (or such later time (s) and/or date(s) as BAE Systems may, subject to the rules of the City Code, decide) in respect of not less than 90 per

cent. (or such lower percentage as BAE Systems may decide) in nominal value of the Detica Shares to which the Offer relates and that represent not less than 90 per cent. (or such lower percentage as BAE Systems may decide) of the voting rights carried by the Detica Shares to which the Offer relates, provided that this condition will not be satisfied unless BAE Systems and/or any of its subsidiaries shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Detica Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of Detica. For the purposes of this condition:

(i) Detica Shares which have been unconditionally allotted but not issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, shall be deemed to carry the voting rights which they will carry upon issue;

(ii) valid acceptances shall be deemed to have been received in respect of Detica Shares which are treated for the purposes of section 979(8) of the Companies Act 2006 as having been acquired or contracted to be acquired by BAE Systems by virtue of acceptances of the Offer; and

(iii) the expression "Detica Shares to which the Offer relates" shall be construed in accordance with sections 974 to 991 of the Companies Act 2006;

(b) the Directorate of Defense Trade Controls, United States Department of State, having notified Detica in terms satisfactory to BAE Systems that any authorisation required in connection with the Offer, pursuant to the International Traffic in Arms Regulations (including to 22 C.F.R. §123.9) or other related United States regulations, has been issued or will be issued in a timely manner;

(c) no Third Party having intervened (as defined below) and there not continuing to be outstanding any statute, regulation or order of any Third Party in each case which is or is likely to be material in the context of the Offer which would or might reasonably be expected:

(i) to make the Offer, its implementation or the acquisition or proposed acquisition by BAE Systems or any member of the Wider BAE Systems Group of

any shares or other securities in, or control or management of, Detica or any member of the Wider Detica Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or delay the same or impose additional conditions or obligations with respect to the Offer or such acquisition, or otherwise impede, challenge or interfere with the Offer or such acquisition, or require amendment to the terms of the Offer or the acquisition or proposed acquisition of any Detica Shares or the acquisition of control or management of Detica or the Wider Detica Group by BAE Systems or any member of the Wider BAE Systems Group;

(ii) to limit or delay, or impose any limitations on, the ability of any member of the Wider BAE Systems Group or any member of the Wider Detica Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Wider Detica Group;

(iii) except pursuant to sections 974 to 991 of the Companies Act 2006, to require any member of the Wider BAE Systems Group or of the Wider Detica Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of other group owned by any third party;

(iv) to require any member of the Wider Detica Group to relinquish, terminate or amend in any way any contract to which any member of the Wider Detica Group is a party;

(v) to result in any member of the Wider Detica Group ceasing to be able to carry on business under any name under which it presently does so which is material in the context of the Wider Detica Group taken as a whole or in the context of the Offer; or

(vi) otherwise adversely to affect any or all of the business, assets, profits, financial or trading position or prospects of any member of the Wider Detica Group,

and all applicable waiting and other time periods during

which any Third Party could intervene under the laws of any relevant jurisdiction having expired, lapsed or been terminated;

(d) without limitation to condition (c) above:

(i) the Office of Fair Trading having indicated, in terms satisfactory to BAE Systems, that the Office of Fair Trading or, as the case may be, the Secretary of State does not intend to refer the Offer, or any matters arising from the Offer, to the Competition Commission;

(ii) all appropriate time periods (including any extensions of such time periods) for any person to apply for a review of any decision taken by the Office of Fair Trading or, as the case may be, the Secretary of State under paragraph (d)(i) above having expired or lapsed (as appropriate) without any such application for review having been made;

(iii) approval by the relevant Third Party or all or any relevant waiting periods having expired, lapsed or been terminated as appropriate in respect of any mandatory merger control consent which would otherwise have the effect of making unlawful or otherwise prohibiting the Offer, or any matters arising from the Offer; and

(iv) all filings having been made and all or any applicable waiting periods (including any extensions thereof) under the United States Hart□Scott Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the Offer, or any matters arising from the Offer;

(e) all notifications and filings which are necessary for BAE Systems having been made, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory or regulatory obligations in any relevant jurisdiction having been complied with, in each case (i) in connection with the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Detica or any other member of the Wider Detica Group by any member of the Wider BAE Systems Group; and (ii) to the extent material in the context of the Wider Detica Group or in the context of the Offer;

(f) all Authorisations which are necessary in any relevant jurisdiction for or in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Detica or any other member of the Wider Detica Group by any member of the Wider BAE Systems Group or the carrying on by any member of the Wider Detica Group of its business having been obtained, in terms and in a form reasonably satisfactory to BAE Systems, from all appropriate Third Parties in each case where the absence of such Authorisation would have a material adverse effect on the Wider Detica Group taken as a whole and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same;

(g) since 31 March 2008 and except as disclosed in Detica's annual report and account for the year then ended or as publicly announced by Detica prior to 28 July 2008 (by the delivery of an announcement to a Regulatory Information Service) or as fairly disclosed to BAE Systems by or on behalf of Detica prior to 28 July 2008 there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider Detica Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of, Detica or any other member of the Wider Detica Group by any member of the Wider BAE Systems Group, could or might result in (in any case to an extent which is or would be material in the context of the Wider Detica Group taken as a whole):

(i) any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider Detica Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the Wider Detica Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or

any part of the business, property, assets or interests of any member of the Wider Detica Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii) any such arrangement, agreement, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the Wider Detica Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken thereunder;

(iv) any asset or interest of any member of the Wider Detica Group being or falling to be disposed of or ceasing to be available to any member of the Wider Detica Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider Detica Group otherwise than in the ordinary course of business;

(v) any member of the Wider Detica Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the creation of liabilities (actual or contingent) by any member of the Wider Detica Group; or

(vii) the financial or trading position or the prospects or the value of any member of the Wider Detica Group being prejudiced or adversely affected;

and no other event having occurred which, under any provision of any such arrangement, agreement, licence, permit or other instrument, could result in any of the events or circumstances which are referred to in paragraphs (i) to (vii) of this condition (g) in any case to an extent which is or would be material in the context of the Detica Group taken as a whole;

(h) since 31 March 2008 and except as disclosed in Detica's annual report and accounts for the year then ended or as otherwise publicly announced by Detica prior to 28 July 2008 (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed to BAE Systems by or on behalf of Detica prior to the 28 July 2008 no member of the Wider Detica Group

having:

(i) issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or transferred or sold any shares out of treasury, other than as between Detica and wholly□owned subsidiaries of Detica other than any shares issued or shares transferred from treasury upon the exercise of any options granted under any of the Detica Share Schemes;

(ii) purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital to an extent which (other than in the case of Detica) is material in the context of the Wider Detica Group taken as a whole;

(iii) recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise or made any bonus issue (other than to Detica or a wholly□owned subsidiary of Detica) other than the proposed final dividend of 2.5 pence per Detica Share for the financial year ended 31 March 2008, which, if approved by Detica Shareholders at the Detica Annual General Meeting on 31 July 2008, will be paid on 8 August 2008 to Detica Shareholders on the register at close of business on 11 July 2008;

(iv) except as between Detica and the Detica Group made or authorised any change in its loan capital;

(v) issued or authorised the issue of, or made any change in or to, any debentures or (except in the ordinary course of business or except as between Detica and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) incurred or increased any indebtedness or liability (actual or contingent) which in any case is material in the context of the Wider Detica Group taken as a whole;

(vi) entered into, varied, or authorised any agreement, transaction, arrangement or commitment

(whether in respect of capital expenditure or otherwise) which:

(A) is reasonably likely to restrict the business of any member of the Wider Detica Group; or

(B) is other than in the ordinary and usual course of business,

and which in any case is material in the context of the Wider Detica Group taken as a whole;

(vii) entered into or varied the terms of, any contract, agreement or arrangement with any of the Directors of Detica Group plc or the senior executives (being "persons discharging managerial responsibilities" (as such phrase is understood in the Disclosure Rules) and employees of the grade of "Managing Director" and above) of any member of the Wider Detica Group;

(viii) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding□up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any;

(ix) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(x) waived or compromised any claim, otherwise than in the ordinary course of business;

(xi) (save as disclosed on publicly available registers) made any alteration to its memorandum or articles of association or other incorporation documents;

(xii) made or agreed or consented to any material change:

(I) to the terms of the trust deeds constituting the pension scheme(s) established for its directors, employees or their dependants; or

(II) the benefits which accrue or to the pensions which are payable thereunder; or

(III) the basis on which qualification for, or accrual or entitlement to such benefits or pensions are calculated or determined; or

(IV) the basis upon which the liabilities (including pensions) or such pension schemes are funded or made;

(xiii) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider Detica Group in a manner which is material in the context of the Wider Detica Group taken as a whole; or

(xiv) entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition (h);

(i) since 31 March 2008 and except as disclosed in Detica's annual report and accounts for the year then ended or as otherwise publicly announced by Detica prior to 28 July 2008 (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to 28 July 2008 to BAE Systems by or on behalf of Detica:

(i) there having been no adverse change or deterioration in the business, assets, financial or trading positions or profit or prospects of any member of the Wider Detica Group which in any case is material in the context of the Wider Detica

Group taken as a whole;

(ii) no contingent or other liability of any member of the Wider Detica Group having arisen or become apparent or increased which might reasonably be expected to adversely affect any member of the Wider Detica Group and which in any case is material in the context of the Wider Detica Group taken as a whole;

(iii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Detica Group is or could reasonably be expected to become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider Detica Group which in any case is material in the context of the Wider Detica Group taken as a whole; and

(iv) (other than as a result of the Offer) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Wider Detica Group which in any case is material in the context of the Wider Detica Group taken as a whole;

(j) BAE Systems not having discovered:

(i) that any financial or business or other information concerning the Wider Detica Group disclosed at any time by or on behalf of any member of the Wider Detica Group, whether publicly, to any member of the Wider BAE Systems Group or otherwise, is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before 28 July 2008 by disclosure either publicly or otherwise to BAE Systems and which is, in any case, material in the context of the Wider Detica Group or in the context of the Offer; or

(ii) that any member of the Wider Detica Group is subject to any liability (actual or contingent) which

is not disclosed in Detica's annual report and accounts for the financial year ended 31 March 2008 or publicly announced or otherwise fairly disclosed to BAE Systems prior to 28 July 2008 and which in any case is material in the context of the Wider Detica Group taken as a whole;

(k) BAE Systems not having discovered:

(i) that any past or present member of the Wider Detica Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non□compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Detica Group which in any case is material in the context of the Wider Detica Group taken as a whole;

(ii) that there is, or is reasonably likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider Detica Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or third party or otherwise which in any case is material in the context of the Wider Detica Group taken as a whole; or

(iii) that circumstances exist whereby a person or class of persons would be reasonably likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider Detica Group

which in any case is material in the context of the Wider Detica Group taken as a whole;

(l) BAE Systems not having discovered that any past or present member of the Wider Detica Group has:

(i) paid or agreed to pay any bribe including any 'inducement fee', given or agreed to give a gift or similar benefit or paid or agreed to pay to a concealed bank account or fund to or for the account of, any customer, supplier, governmental official or employee, representative of a political party, or other person for the purpose of obtaining or retaining business, except where the amount is nominal and is for the purpose of expediting or securing the performance of a routine government action;

(ii) breached any applicable law or regulation controlling the export or import of sensitive technology, know-how, confidential information or technical data; or

(iii) breached the sanctions or boycott regime of any of the countries in which it has from time to time carried on business.

For the purpose of these conditions:

(a) "Third Party" means any central bank, court or competition, antitrust, national, supranational or supervisory body or other national, state, municipal or local government, governmental, quasi-governmental, trade or regulatory agency, body, association or institution or any professional or environmental body, association or institution in each case in any jurisdiction and including, without limitation, (i) the Office of Fair Trading, the European Commission, the Panel, the German Federal Cartel Office, the Committee on Foreign Investment in the United States, the Directorate of Defense Trade Controls (US Department of State), the US Department of Defense, the US Federal Trade Commission, the US Department of Commerce and the US Department of Justice;

(b) a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or

required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly (provided that, for the avoidance of doubt, no action taken by a Third Party in its capacity as customer or contractual counterparty of Detica shall be construed as an "intervention" for these purposes);

(c) "Authorisations" means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals.

To the extent permitted by law and subject to the requirements of the Panel, BAE Systems reserves the right to waive all or any of the above Conditions, in whole or in part, except Condition (a).

Conditions (b) to (l) (inclusive) must be fulfilled, be determined by BAE Systems to be or remain satisfied or (if capable of waiver) be waived by midnight on the 21st day after the later of the first closing date of the Offer and the date on which condition (a) is fulfilled (or in each case such later date as BAE Systems may, with the consent of the Panel, decide), failing which the Offer will lapse. BAE Systems shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of conditions (b) to (l) (inclusive) by a date earlier than the latest date specified above for the fulfilment of that condition, notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any condition may not be capable of fulfilment.

If the Panel requires BAE Systems to make an offer for Detica Shares under the provisions of Rule 9 of the City Code, BAE Systems may make such alterations to the conditions of the Offer, including to condition (a), as are necessary to comply with the provisions of that Rule.

The Offer will lapse if it is referred to the Competition Commission or if the European Commission initiates proceedings under Article 6 (1)(c) of Council Regulation (EC) No. 139/2004 (the "Regulation") before the later of 3.00 p.m. (London time) on the first closing date of the Offer and the date when the Offer becomes or is declared unconditional as to acceptances.

If the Offer lapses it will cease to be capable of further acceptance. Detica Shareholders who have accepted the Offer and BAE Systems shall then cease to be bound by acceptances delivered on or before the date on which the Offer lapses.

2. CERTAIN FURTHER TERMS OF THE OFFER

Detica Shares will be acquired by BAE Systems fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after the date of this announcement other than the proposed final dividend of 2.5 pence per Detica Share for the financial year ended 31 March 2008 which, if approved by Detica Shareholders at the Detica Annual General Meeting on 31 July 2008, will be paid on 8 August 2008 to Detica Shareholders on the register at close of business on 11 July 2008.

The Offer will be on the terms and will be subject, *inter alia*, to the conditions which are set out in part 1 of Appendix 1 of this announcement and those terms which will be set out in the formal offer document and such further terms as may be required to comply with the Listing Rules of the UK Listing Authority and the provisions of the City Code. The Offer and any acceptances and elections thereunder will be governed by English law.
The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

APPENDIX 2

BASES AND SOURCES

(a) The value attributed to the entire issued and to be issued share capital of Detica is based upon the 116,373,795 Detica Shares in issue on 25 July 2008 and the dilutive effect of Detica Shares which are the subject of options granted under the Detica Share Schemes.

(b) Unless otherwise stated, the financial information on BAE Systems is extracted from BAE Systems' annual report and accounts for the year ended 31 December 2007 and from BAE Systems' internal records.

(c) Unless otherwise stated, the financial information on Detica is extracted from Detica's annual report and accounts for the year ended 31 March 2008 and from Detica's internal records.

APPENDIX 3

DETAILS OF IRREVOCABLE UNDERTAKINGS

The following holders of Detica Shares have given irrevocable undertakings to accept the Offer:

Name	**Number of Detica Shares**	**Percentage of issued share capital of Detica**
Tom Black	5,574,180	4.79
Colin Evans	901,175	0.77
Mandy Gradden	257,362	0.22
Chris Conway	176,680	0.15
Chris Banks	200,000	0.17
Mark Mayhew	25,000	0.02
John Gordon	28,000	0.02

The undertakings will remain binding in the event that a higher competing offer for Detica is made and will cease to be binding only if the Offer lapses or is withdrawn.

APPENDIX 4

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise.

"Acquisition"	the proposed acquisition of Detica by a wholly-owned subsidiary of BAE Systems, BAE Systems (Holdings) Limited, by means of the Offer
"Associate"	has the meaning given in section 988 of the Companies Act 2006
"Australia"	the Commonwealth of Australia, its territories and possessions
"BAE Systems"	BAE Systems plc and/or, where the context so requires, BAE Systems (Holdings) Limited, the wholly-owned subsidiary of BAE Systems which will make the Offer
"BAE Systems Group"	BAE Systems and its subsidiaries and subsidiary undertakings
"Canada"	Canada, its provinces and territories and all areas under its jurisdiction and

	political sub□divisions thereof
"City Code"	the City Code on Takeovers and Mergers
"Competing Proposal"	any offer, scheme of arrangement, merger or business combination, or similar transaction which is announced or entered into by a third party which is not acting in concert (as defined in the City Code) with BAE Systems and the purpose of which is to enable that third party (or any other person) to acquire all or a significant proportion (being 30 per cent. or more when aggregated with the shares already held by the third party and anybody acting in concert (as defined in the City Code) with that third party) of the share capital of Detica, or all or a significant proportion (being 30 per cent. or more) of its undertaking, assets or business
"Conditions"	the conditions to the Offer as set out in Appendix 1
"Detica"	Detica Group plc, a company registered in England and Wales with the registered number 03328242
"Detica Connected Person"	means each member of the Detica Group and each of their respective directors, officers, employees, consultants, agents and advisers
"Detica Group"	Detica and its subsidiaries and subsidiary undertakings
"Detica relevant securities"	Detica Shares and options granted under the Detica Share Schemes;
"Detica Shareholders"	holders of Detica Shares
"Detica Share Schemes"	any of (i) the Detica Group plc Long-Term Incentive Plan, (ii) the Detica Group plc Employee Share Option Plan 2001 and (iii) Detica Group plc All-Employee Share Ownership Plan
"Detica Shares"	includes: (i) the existing unconditionally allotted or issued and fully paid ordinary shares of 2 pence each in the capital of Detica; and (ii) any further ordinary shares of 2 pence each in the capital of Detica

	which are unconditionally allotted or issued and fully paid before the date on which the Offer closes or before such earlier date as BAE Systems (subject to the City Code) may determine not being earlier than the date on which the Offer becomes or is declared unconditional as to acceptances, but excludes any shares held as treasury shares on such date as BAE Systems may determine before the date on which the Offer closes (which may be a different date to the date referred to in (ii))
"Deutsche Bank"	Deutsche Bank AG, London Branch
"DFI"	DFI International, Inc.
"Directors", "Directors of Detica" or the "Board"	the directors of Detica Group plc
"Disclosure Rules"	the disclosure and transparency rules of the Financial Services Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority's publication of the same name
"Ernst & Young"	Ernst & Young LLP
"Implementation Agreement"	means the agreement between BAE Systems and Detica entered into on 28 July 2008 containing certain obligations and commitments in relation to the implementation of the Acquisition;
"Japan"	Japan, its cities, prefectures, territories and possessions
"Listing Rules"	the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority's publication of the same name;
"London Stock Exchange"	London Stock Exchange plc
"m.a.partners"	m.a. International Limited
"Offer"	the recommended cash offer to be made to acquire the Detica Shares (other than any Detica Shares held by BAE Systems or any of its Associates) on the

	terms and subject to the Conditions set out in this announcement and to be set out in the Offer Document, including where the context so requires, any subsequent revision, variation, extension or renewal of such offer
"Offer Document"	the document to be despatched to Detica Shareholders and others by BAE Systems containing, amongst other things, the Offer, the Conditions and certain information about BAE Systems and Detica and, where the context so admits, includes any form of election, notice or other document reasonably required in connection with the Offer
"Offer Price"	440 pence per Detica Share
"Panel"	the Panel on Takeovers and Mergers
"RBS Hoare Govett"	RBS Hoare Govett Limited
"Regulatory Information Service"	any of the services set out in Appendix 3 to the Listing Rules
"Restricted Jurisdiction"	Canada, Australia, Japan and any other jurisdiction into which it would be unlawful to make the Offer
"Substantial Interest"	a direct or indirect interest of more than 20 per cent. but less than 50 per cent. of the voting equity capital of an undertaking
"treasury shares"	any Detica Shares held by Detica as treasury shares
"UBS"	UBS Limited
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"United States of America" or "United States" or "US"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"Wider BAE Systems Group"	BAE Systems and the subsidiaries and subsidiary undertakings of BAE Systems and associated undertakings (including any joint venture, partnership, firm or company in which any member of the BAE Systems Group is interested or any undertaking in which BAE Systems and such undertakings (aggregating their interests) have a Substantial Interest)
"Wider Detica Group"	Detica and the subsidiaries and subsidiary undertakings of Detica and

associated undertakings (including any joint venture, partnership, firm or company in which any member of the Detica Group is interested or any undertaking in which Detica and such undertakings (aggregating their interests) have a Substantial Interest)

For the purposes of this announcement, "subsidiary", "subsidiary undertaking", "undertaking", "associated undertaking" have the meanings given by section 1162 and Schedule 7 of the Companies Act 2006 and section 736 of the Companies Act 1985.

END

Regulatory Announcement

Company	Detica Group Plc
TIDM	DCA
Headline	Rule 2.10 Announcement
Released	07:00 28-Jul-08
Number	9722Z07

Detica

RNS Number : 9722Z
Detica Group Plc
28 July 2008

Detica Group plc ("Detica" or the "Group")

Rule 2.10 announcement

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "Code"), the Group confirms that it has 116,373,795 ordinary shares of 2 pence each in issue as at the close of business on 25 July 2008. The ISIN reference for these securities is GB0031539561.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Standard Life Inv.
TIDM	
Headline	Rule 8.3- DETICA GROUP PLC
Released	11:04 25-Jul-08
Number	8898Z11

RNS Number : 8898Z
Standard Life Investments
25 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**GBP 0.02**
Date of dealing	**24/07/08**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	4,208,453	3.62		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,208,453	3.62		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	595	GBP 3.83

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

...

Is a Supplemental Form 8 attached? **(Note 9)** **NO**

Date of disclosure	**25/07/08**
Contact name	**David McLaren**
Telephone number	**0131-550-6012**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	William Blair & Co
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	08:59 25-Jul-08
Number	8579Z08

RNS Number : 8579Z
William Blair & Company LLC
24 July 2008

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

The 'Rule 8.1/8.3 - William Blair & Co. announcement released on 24/7/08 at 18:21 under RNS No 8549Z has been amended.

Amendments are identified with an asterisk (*).

The full amended text is shown below.

1. KEY INFORMATION

Name of person dealing (Note 1)	*William Blair & Company, LLC*
Company dealt in	**Detica group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	2p ordinary
Date of dealing	**24 July 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Sh**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	**8,166,247***	**7.05%**		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total	8,166,247* 7.05%	

(b) **Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

Class of relevant security:	Long	Sho
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sales	5,432	
Sales	5,495	
Sales	54,763	
Sales	1,809	
Sales	563	
Sales	1,638	
Sales	377,425	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applic

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**24 July 2008**
Contact name	**Richard Smirl** **Carolyn Kaiser**
Telephone number	**Mr. Smirl = +1 312 364-8921** **Ms. Kaiser = +44 207 868 4515**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	William Blair & Co
TIDM	
Headline	Rule 8.3- Detica Group - Amended
Released	18:01 24-Jul-08
Number	8451Z18

RNS Number : 8451Z
William Blair & Company LLC
24 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

Amended

1. KEY INFORMATION

Name of person dealing (Note 1)	WILLIAM BLAIR & COMPANY LLC
Company dealt in	DETICA GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	2P ORDINARY
Date of dealing	22 JULY 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant secu dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,802,660*	7.60*		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,802,660*	7.60*		

(b) Interests and short positions in relevant securities of the company, other than class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale   Number of securities   Price
per unit (Note 5)

SALES   146,206
380

SALES
2,319   380.25

SALES

745	380.5	
SALES 381		11,286
SALES 381.75		2,164
SALES 166,125	382	
SALES 16,382	385	
SALES 600	385.25	
SALES 2,700	385.5	
SALES 7,000	385.94	
SALES 34	386	
SALES 3,600	386.25	
SALES 386.85		1,500
SALES 392.25		6,000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g.	Writing, selling,	Number of securities to	Exercise price	Type, e.g. American,	Expiry date	Option money

call option	purchasing, varying etc.	which the option relates (Note 7)	European etc.	paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note :

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (l 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	24 JULY 2008
Contact name	RICHARD SMIRL CAROLYN KAISER
Telephone number	MR SMIRL = +1 312 364-8921 MS KAISER = +44 207 868 4515
If a connected EFM, name of offeree/offeror	

with which connected

If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	William Blair & Co
TIDM	
Headline	Rule 8.3- Detica Group PLC - Amended
Released	17:54 24-Jul-08
Number	8442Z17

RNS Number : 8442Z
William Blair & Company LLC
24 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)
Amended

1. KEY INFORMATION

Name of person dealing (Note 1)	William Blair & Company, LLC
Company dealt in	Detica Group PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	2p ordinary
Date of dealing	23 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant secu dealt in (Note 3)

	Long	Short

	Number	(%)	Number	(
(1) Relevant securities	8,613,372*	7.43%*		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,613,372*	7.43%*		

(b) Interests and short positions in relevant securities of the company, other than class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (No
Sales	65,500	
Sales	1,367	
Sales	31,781	38[illegible]
Sales	100	38[illegible]
Sales	5,168	3[illegible]
Sales	1,154	38[illegible]
Sales	84,218	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note :

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (I 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	24 July 2008
Contact name	Richard Smirl Carolyn Kaiser
Telephone number	Mr Smirl - +1 312 364 8921 Ms. Kaiser - +44 207 868 4515
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Rule 2.10 Announcement
Released	17:00 24-Jul-08
Number	8437Z17

Detica

RNS Number : 8437Z
Detica Group Plc
24 July 2008

Detica Group plc ("Detica" or the "Group")

Rule 2.10 announcement

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "Code"), the Group confirms that it has 116,295,321 ordinary shares of 2 pence each in issue as at the close of business on 24 July 2008. The ISIN reference for these securities is GB0031539561.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Old Mutual Asset Man
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	15:06 24-Jul-08
Number	8288Z15

RNS Number : 8288Z
Old Mutual Asset Managers UK Ltd
24 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	OLD MUTUAL ASSET MANAGERS (UK) LTE
Company dealt in	DETICA GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	23RD JULY 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant secu dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(**

(1) Relevant securities	3,709,822	3.201%
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,709,822	3.201%

(b) Interests and short positions in relevant securities of the company, other than class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	22,933	3.78

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note :

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (l 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) YES/NO

Date of disclosure	24TH JULY 2008
Contact name	BORA MUKAMI

Telephone number	0207 332 7588
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	15:04 24-Jul-08
Number	8295Z15

RNS Number : 8295Z
BlackRock Group
24 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	2p ordinary shares
Date of dealing	23rd July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	9,327,668	8.02%		
(2) Derivatives (other than options)	3,144,060	2.70%		
(3) Options and agreements to purchase/sell				
Total	12,471,728	10.73%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	105,270	GBP 3.80

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	24th July 2008
Contact name	Kai Chew
Telephone number	020 7743 2602
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Standard Life Inv.
TIDM	
Headline	Rule 8.3- DETICA GROUP PLC
Released	11:37 24-Jul-08
Number	7967Z11

RNS Number : 7967Z
Standard Life Investments
24 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**GBP 0.02**
Date of dealing	**23/07/08**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,209,048	3.62		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,209,048	3.62		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	4,754	GBP 3.844572

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**24/07/08**
Contact name	**David McLaren**
Telephone number	**0131-550-6012**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Artemis Investmt Man
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	10:59 24-Jul-08
Number	7882Z10

RNS Number : 7882Z
Artemis Investment Management
24 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	ARTEMIS INVESTMENT MANAGEMENT LIMITED
Company dealt in	DETICA GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY 2P
Date of dealing	23RD JULY 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant secu dealt in (Note 3)

	Long Number	(%)	Short Number	(

(1) Relevant securities	3,405,291	2.94%
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,405,291	2.94%

(b) Interests and short positions in relevant securities of the company, other than class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(¢
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	65,500	385.00P

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note !

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note :

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (] 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	24TH JULY 2008
Contact name	ALISTAIR FLEMING

Telephone number 0131 718 0411

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Artemis Investmt Man
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	10:50 24-Jul-08
Number	7869Z10

RNS Number : 7869Z
Artemis Investment Management
24 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	ARTEMIS INVESTMENT MANAGEMENT LIMITED
Company dealt in	DETICA GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY 2P
Date of dealing	22ND JULY 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant secu dealt in (Note 3)

	Long Number	(%)	Short Number	(

(1) Relevant securities	3,470,791	3.00%
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,470,791	3.00%

(b) Interests and short positions in relevant securities of the company, other than class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	('
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	41,209	386.2215P

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note !

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note :

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (] 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	24TH JULY 2008
Contact name	ALISTAIR FLEMING

Telephone number 0131 718 0411

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	William Blair & Co
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	18:37 23-Jul-08
Number	7562Z18

RNS Number : 7562Z
William Blair & Company LLC
23 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	William Blair & Company, LLC
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	2p ordinary
Date of dealing	23 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant secu dealt in (Note 3)

	Long Number	(%)	Short Number	(

(1) Relevant securities	8,634,909	7.45%
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	8,634,909	7.45%

(b) Interests and short positions in relevant securities of the company, other than class dealt in (Note 3)

Class of relevant security:	**Long Number**	**(%)**	**Short Number**	**(%**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit (Note 5)**
Sales	65,500	385
Sales	1,367	382
Sales	31,781	381.25
Sales	100	380.75
Sales	5,168	380.5
Sales	1,154	380.25
Sales	84,218	380

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note :

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (I 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	23 July 2008
Contact name	Richard Smirl Carolyn Kaiser
Telephone number	Mr. Smirl = +1 312 364-8921 Ms. Kaiser = +44 207 868 4515
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Rule 2.10 Announcement
Released	17:14 23-Jul-08
Number	7500Z17

RNS Number : 7500Z
Detica Group Plc
23 July 2008

Detica Group plc ("Detica" or the "Group")

Rule 2.10 announcement

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "Code"), the Group confirms that it has 116,231,396 ordinary shares of 2 pence each in issue as at the close of business on 23 July 2008. The ISIN reference for these securities is GB0031539561.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Standard Life Inv.
TIDM	
Headline	Rule 8.3- DETICA GROUP PLC
Released	14:27 23-Jul-08
Number	7237Z14

RNS Number : 7237Z
Standard Life Investments
23 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**GBP 0.02**
Date of dealing	**22/07/08**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,213,802	3.63		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,213,802	3.63		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)
(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	159,123.00	GBP 3.833296

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**23/07/08**
Contact name	**David McLaren**
Telephone number	**0131-550-6012**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Legal&Gen Inv Mgmnt
TIDM	
Headline	Rule 8.3- Detica Group Plc
Released	12:00 23-Jul-08
Number	7102Z12

RNS Number : 7102Z
Legal & General Investment Mgmnt Ld
23 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	DETICA GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.02
Date of dealing	22 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

			Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,950,020	4.26		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,950,020	4.26		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	14,600	GBP 3.7875

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on

this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**23 July 2008**
Contact name	**Helen Lewis**
Telephone number	**0203 124 3851**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Company	ABN AMRO BANK N.V.
TIDM	DCA
Headline	EPT Disclosure
Released	11:40 23-Jul-08
Number	0723005510

ABN AMRO BANK N.V.

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	ABN AMRO BANK N.V. London Branch (Subs N.V.)
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD GBP 0.02
Date of dealing	22 July 2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest pri
59,664	3.9075 GBP	3.7850 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest pri
1,250	3.8575 GBP	3.8575 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price :

(c) Options transactions in respect of existing securities (i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expi date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person di person relating to the voting rights of any relevant securities under any option or relating to the voting rights or future acquisition or disposal of any releva any derivative referred to on this form is referenced. If none, this should be s

Date of disclosure	23 July 2008
Contact name	Fraser Wyeth
Telephone number	(020) 7678 0480
Name of offeree/offeror with which connected	Detica Group Plc
Nature of connection (Note 6)	Corporate Broker/Fin

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	William Blair & Co
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	07:00 23-Jul-08
Number	6613Z07

RNS Number : 6613Z
William Blair & Company LLC
22 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	William Blair & Company, LLC
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	2p ordinary
Date of dealing	22 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant secu dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(

(1) Relevant securities	8,825,094	7.62%
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	8,825,094	7.62%

(b) Interests and short positions in relevant securities of the company, other than class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(°
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (No
Sales	146,206	
Sales	2,319	38
Sales	745	3
Sales	11,286	
Sales	2,164	38
Sales	166,125	
Sales	16,382	
Sales	600	38
Sales	2,700	3
Sales	7,000	38
Sales	34	
Sales	3,600	38
Sales	1,500	38

Sales	6,000	39

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note :

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (N 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	22 July 2008
Contact name	Richard Smirl Carolyn Kaiser
Telephone number	Mr. Smirl = +1 312 364-8921 Ms. Kaiser = +44 207 868 4515
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Detica

Company	Detica Group Plc
TIDM	DCA
Headline	Rule 2.10 Announcement
Released	17:00 22-Jul-08
Number	6460Z17

RNS Number : 6460Z
Detica Group Plc
22 July 2008

Detica Group plc ("Detica" or the "Group")

Rule 2.10 announcement

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "Code"), the Company confirms that it has 116,133,035 ordinary shares of 2 pence each in issue as at the close of business on 22 July 2008. The ISIN reference for these securities is GB0031539561.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Detica Group Plc
TIDM	DCA
Headline	Further re Rule 2.10 Announcement
Released	15:15 22-Jul-08
Number	6284Z15

RNS Number : 6284Z
Detica Group Plc
22 July 2008

22 July 2008

Detica Group plc ("Detica" or the "Company")

Correction to Rule 2.10 announcement

Detica refers to its announcement on 18 July 2008, with RNS Number: 4525Z, in accordance with Rule 2.10 of the Takeover Code. The Company wishes to make a correction to its ISIN reference, which contained a transposition error. The correct ISIN reference for these securities is GB0031539561.

In accordance with Rule 2.10 of the Takeover Code, Detica announces that it has 116,069,014 ordinary shares, of 2 pence each. The ISIN reference for these securities is GB0031539561.

END

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Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- DETICA GROUP PLC
Released	14:58 22-Jul-08
Number	6276Z14

RNS Number : 6276Z
Aviva PLC
22 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.02**
Date of dealing	**21 JULY 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,791,878	2.405%	0	
(2) Derivatives (other than options)	0	0%	0	
(3) Options and agreements to purchase/sell	0	0%	0	
Total	2,791,878	2.405%	0	

(b) Interests and short positions in relevant securities of the compan other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0

(2) Derivatives (other than options)	0	0%	0	0
(3) Options and agreements to purchase/sell	0	0%	0	0
Total	0	0%	0	0

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	30,500	GBP3.881700

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 JULY 2008
Contact name	NEIL WHITTAKER
Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Old Mutual Asset Man
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	14:39 22-Jul-08
Number	6248Z14

RNS Number : 6248Z
Old Mutual Asset Managers UK Ltd
22 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	OLD MUTUAL ASSET MANAGERS (UK) LTD
Company dealt in	DETICA GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	21ST JULY 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant secu dealt in (Note 3)

	Long Number	(%)	Short Number	(

(1) Relevant securities	3,732,755	3.221
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,732,755	3.221

(b) Interests and short positions in relevant securities of the company, other than class dealt in (Note 3)

Class of relevant security:	**Long Number**	**(%)**	**Short Number**	**(¢**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit (Note 5)**
PURCHASE	20,000	3.69
PURCHASE	50,000	3.77

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short (Note 6)**	**Number of securities (Note 7)**	**Price per unit (Note €**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note :

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (l 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	YES/NO
Date of disclosure	22ND JULY 2008
Contact name	BORA MUKAMI

Telephone number	0207 332 7588
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Regulatory Announcement

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Free annual report

Company	ABN AMRO BANK N.V.
TIDM	DCA
Headline	EPT Disclosure
Released	12:03 22-Jul-08
Number	0722005610

Detica

ABN AMRO BANK N.V.

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	ABN AMRO BANK N.V. London Branch (Subsi N.V.)
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD GBP 0.02
Date of dealing	21 July 2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
241,194	4.0300 GBP	3.5000 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price
238,397	4.0425 GBP	3.6700 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expi date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person di person relating to the voting rights of any relevant securities under any option form or relating to the voting rights or future acquisition or disposal of any r which any derivative referred to on this form is referenced. If none, this shoul·

Date of disclosure	22 July 2008
Contact name	Fraser Wyeth
Telephone number	(020) 7678 0480
Name of offeree/offeror with which connected	Detica Group Plc
Nature of connection (Note 6)	Corporate Broker/Fina:

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Regulatory Announcement

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Holding(s) in Company
Released	17:09 21-Jul-08
Number	5561Z17

RNS Number : 5561Z
Detica Group Plc
21 July 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

DETICA GROUP PLC

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii):

Baillie Gifford & Co

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

18 July 2008

6. Date on which issuer notified:

21 July 2008

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi	
	Number of shares	**Number of voting Rights**
GB0031539561	Below 5%	Below 5%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights** (ix)		
		Direct (x)	**Indirect** (xi)	
GB003153956		5,799,719	5,799,719	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	**Expiration Date** (xiii)	**Exercise/Conversion Period/ Date** (xiv)	**Number of votin rights that may l acquired if the**

instrument is exercised/ converted.

N/A

Total (A+B)

Number of voting rights	% of voting rights
5,799,719	5.01

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

In the narrative below, the figures in [] indicate the amount of voting rights and the percentage held by each controlled undertaking where relevant.
Baillie Gifford & Co, a discretionary investment manager, is the parent of an investment management group.
Its wholly-owned subsidiary undertaking Baillie Gifford Overseas Limited [1076115; 0.9%] is also a discretionary investment manager.
Its wholly-owned subsidiary undertaking Baillie Gifford & Co Limited [2487004; 2.2%] is an OEIC Authorised Corporate Director and Unit Trust Manager which has delegated its discretionary investment management role to Baillie Gifford & Co.
Its wholly-owned subsidiary undertaking Baillie Gifford Life Limited [505202; 0.4%] is a life assurance company which procures discretionary investment management services from Baillie Gifford & Co in respect of its own account shareholdings.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:

14. Contact name:
John Woollhead

15. Contact telephone number:
01483 816900.

This information is provided by RNS
The company news service from the London Stock Exchange

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